EXHIBIT 99.1

Asiasoft Global Pte. Ltd.

Consolidated Financial Statements
as at and for the years ended
December 31, 2006, and 2005

Financial Statements as at and for the years ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Asiasoft Global Pte. Ltd.

We have audited the accompanying consolidated balance sheets of Asiasoft Global Pte. Ltd. (“the Company”) and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders’ deficit, and cash flows for the years then ended, expressed in Singapore dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended December 31, 2006, have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Singapore dollars have been translated into dollars on the basis set forth in note 2 to the consolidated financial statements.

/s/ KPMG

January 17, 2008
Singapore

In Thousands of Singapore and U.S. Dollars	Asiasoft Global Pte. Ltd.

Consolidated Balance Sheets as at December 31

	2006	2006	2005
	U.S. Dollars (note 2)	Singapore Dollar	Singapore Dollar

Assets

Current assets

Cash and cash equivalents	195	298	37
Trade receivables (net of allowance for bad debt of
$268 and $187 as of December 31, 2006 and 2005,
respectively)	598	916	535
Prepayments	37	56	2
Deferred costs	100	154	-
Government grant receivable	-	-	88
Other current assets	11	17	-

Total current assets	941	1,441	662

Property and equipment, net (Note 4)	22	34	8

Goodwill (Note 1(a))	114	175	-

Other intangible assets (Note 1(a))	2	3	-

Investment in affiliated companies (Note 1(a) and 5)	909	1,394	1,385

Total assets	1,988	3,047	2,055

In Thousands of Singapore and U.S. Dollars	Asiasoft Global Pte. Ltd.

Consolidated Balance Sheets as at December 31

	2006	2006	2005
	U.S. Dollars (note 2)	Singapore Dollar	Singapore Dollar

Liabilities and shareholders’ deficit

Current liabilities

Trade payables	762	1,168	599
Payable to related parties (Note 10)	2,771	4,250	4,153
Other payables and accrued liabilities (Note 6)	359	550	184

Total liabilities	3,892	5,968	4,936

Minority interest in equity of consolidated subsidiaries (Note 1(b))	1	1	-

Commitments and Contingencies (Note 7)

Shareholders' deficit
Ordinary shares: issued and outstanding
100 shares as at December 31, 2006 and
2 shares as at December 31, 2005 (Note 8)	-	-	-
Additional paid in capital (Note 8)	3,968	6,086	4,417
Accumulated other comprehensive loss	(114)	(175)	(100)
Accumulated deficit	(5,759)	(8,833)	(7,198)

Total shareholders' deficit	(1,905)	(2,922)	(2,881)

Total Liabilities and shareholders' deficit	1,988	3,047	2,055

The accompanying notes are an integral part of the consolidated financial statements.

In Thousands of Singapore and U.S. Dollars	Asiasoft Global Pte. Ltd.

Consolidated Statements of Operations for the years ended December 31

	2006	2006	2005
	U.S. Dollars (note 2)	Singapore Dollar	Singapore Dollar

Revenues
Product	2,761	4,234	2,366
Services	377	578	513

	3,138	4,812	2,879

Cost of revenues
Product	2,466	3,782	2,016
Services	283	434	395

	2,749	4,216	2,411

Gross profit	389	596	468
Other operating expenses:
Research and development expenses, net	142	217	104
Selling and marketing expenses	554	850	683
General and administrative expenses	123	189	262
Share based compensation (Note 8(a))	749	1,149	-

Total other operating expenses	1,568	2,405	1,049

Operating loss	(1,179)	(1,809)	(581)

Finance income (expenses), net	102	155	(48)

Loss before minority interest in loss of a
subsidiary and equity share in the profits of
affiliated companies	(1,077)	(1,654)	(629)

Equity share in profits in affiliated companies	13	20	195

Minority interest in loss of a subsidiary	(1)	(1)	1

Net Loss	(1,065)	(1,635)	(433)

The accompanying notes are an integral part of the consolidated financial statements.

In Thousands of Singapore and U.S. Dollars	Asiasoft Global Pte. Ltd.

Statements of Changes in Shareholders' Deficit for the years ended December 31, 2006 and 2005

	Ordinary shares	Share capital	Additional paid in capital	Accumulated other comprehensive loss	Accumulated deficit	Shareholders' deficit	Comprehensive loss
	Number	Singapore Dollar

Balance at December 31, 2004	-	-	4,163	(143)	(6,765)	(2,745)

Net unrealized gain on foreign currency
translation adjustment	-	-	-	43	-	43	43
Net loss for the year	-	-	-	-	(433)	(433)	(433)

Comprehensive income (loss)							(390)

Issuance of shares	2	-	-	-	-	-
Holding company related costs (Note 8(b))	-	-	254	-	-	254

Balance at December 31, 2005	2	-	4,417	(100)	(7,198)	(2,881)

Net unrealized loss on foreign currency
translation adjustment	-	-	-	(75)	-	(75)	(75)
Net loss for the year	-	-	-	-	(1,635)	(1,635)	(1,635)

Comprehensive income (loss)							(1,710)

Stock split (Note 8(c))	98	-	-	-	-	-
Share-based compensation (Note 8(a))	-	-	1,149	-	-	1,149
Equity contribution (Note 8(a))	-	-	311			311
Holding company related costs (Note 8(b))	-	-	209	-	-	209

Balance at December 31, 2006	100	-	6,086	(175)	(8,833)	(2,922)

Share capital	Additional paid in capital	Accumulated other comprehensive loss	Accumulated deficit	Shareholders' deficit	Comprehensive loss
In U.S. Dollars

-	3,968	(114)	(5,759)	(1,905)	(1,115)

The accompanying notes are an integral part of the consolidated financial statements.

In Thousands of Singapore and U.S. Dollars	Asiasoft Global Pte. Ltd.

Consolidated Statements of Cash Flows for the years ended December 31

	2006	2006	2005
	U.S. Dollars (Note 2)	Singapore Dollar	Singapore Dollar

Cash flows from operating activities

Net loss	(1,065)	(1,635)	(433)

Adjustments to reconcile net loss income to
cash (used in) provided by operating activities:

Depreciation and amortization	5	8	6
Loss on disposal of fixed assets	-	-	67
Share-based compensation expense	749	1,149	-
Equity profits in associated companies	(13)	(20)	(195)
Holding company related costs (Note 8b)	136	209	254
Minority interest	1	1	-
Increase in trade receivables, net	(233)	(357)	(203)
Decrease (increase) in prepayments	66	103	(2)
Decrease (increase) in deferred costs	(7)	(11)	-
Decrease (increase) in governments authorities	(11)	(17)	(165)
Decrease (increase) in other current assets	57	88	133
Increase in trade payables	343	527	315
Increase in other payables and accrued liabilities	(12)	(18)	64

Net cash used in operating activities	16	27	(159)

Cash flows from investing activities
Purchase of property and equipment	(10)	(16)	(8)
Investment in a new subsidiary	(10)	(16)	-

Net cash used in investing activities	(20)	(32)	(8)

Cash flows from financing activities
Receipt of loans from related parties	-	-	173
Repayment of loan to related party	(29)	(45)	-
Equity contribution of related party (Note 8a)	203	311	-

Net cash provided by financing activities	174	266	173

Net increase in cash and cash equivalents	170	261	6

Cash and cash equivalents at beginning of the year	25	37	31

Cash and Cash Equivalents at end of the Year	195	298	37

The accompanying notes are an integral part of the consolidated financial statements.

In Thousands of Singapore and U.S. Dollars	Asiasoft Global Pte. Ltd.

Consolidated Statements of Cash Flows for the years ended December 31

Supplemental cash flow disclosure

Investment in a new subsidiary (ACME Solutions Ltd)

On November 1, 2006, the company increased its holding position in ACME.

Net current assets excluding cash
Accounts receivables	17
Prepayments	115
Deferred costs	105
Accounts payables	(30)
Other payables and accrued liabilities	(283)
Related parties	(104)

(180)
Property and equipment	18
Customer base	3
Goodwill	175

Net purchase consideration	16

The net purchase consideration of $16 reflects the consideration paid of $29 offset by the cash balance as of the date of acquisition in the amount of $13.

In Thousands of Singapore and U.S. Dollars	Asiasoft Global Pte. Ltd.

Note 1 – Organization and Basis of Preparation

Asiasoft Global Pte. Ltd. (“AS Global” or “Company”) is a holding company of a group of subsidiaries and affiliated companies which all are information technology (“IT”) solutions providers by way of distribution and integration services, which focus on areas such as shared services solutions, information management solutions, access infrastructure, security solutions, business intelligence and enterprise resource planning.

The Group comprise of the following entities:

(a). Asiasoft (S) Pte Ltd (“AS Sin”), a wholly-owned subsidiary, was established in Singapore in 1986. AS Sin is a system integrator in document workflow and imaging. AS Sin holds investments in affiliated companies as follows:

Asiasoft (M) Sdn Bhd (“AS Mal”), in which AS Sin holds 30% of its outstanding shares, is a Malaysian registered company which provides information system products and related services.

Asiasoft Hong Kong Ltd (“AS HK”), in which AS Sin holds 23.37% of its outstanding shares, is a Hong Kong registered company which deals in computer software, peripherals and provides software services. AS HK was the sole shareholder of ACME Solutions Ltd (“ACME”), a Hong Kong company which primarily provides software development and customization services. On November 1, 2006, ACME was fully acquired by Asiasoft Solutions (HK) Ltd (“AS Soln”), a 51% held subsidiary of AS Global for consideration of HK$150 ($29). AS HK recorded a capital gain as a result of such sale, of which $64 was recorded by AS Sin as equity income. The Company’s portion of the gain has been recorded as an offset to the goodwill calculated as part of the purchase price allocation.

The acquisition was accounted for on the basis of the purchase method of accounting and the purchase price has been allocated as follows:

Share of net current liabilities acquired	$(167)
Property and equipment	18
Identifiable intangible assets	3
Goodwill	175

Purchase price	$29

For the year ended December 31, 2006, the revenues and net loss included in the consolidated financial statements in respect of the acquired business amounted to $88 and $162, respectively. The accumulated losses of ACME as of December 31, 2006 was $1,230.

In Thousands of Singapore and U.S. Dollars	Asiasoft Global Pte. Ltd.

Note 1 – Organization and Basis of Preparation (cont’d)

(b). AS Soln is a Hong Kong registered company in which AS Global holds 51% of its outstanding shares. AS Soln was incorporated during 2005 and is the holding company of ACME from November 1, 2006.

(c). Asiasoft Systems China Ltd (“AS Sys”), a wholly owned subsidiary, was incorporated during 1999 in the British Virgin Islands. AS Sys is a holding company for Asiasoft Shanghai Co. Ltd (“AS SH”) and does not have any other operations. AS SH was incorporated during 2000 in China and its principle activity is outsourcing of software services. AS Sys held 99.18% of AS SH’s outstanding shares and MingZhong, a Chinese company held the remaining 0.82%. Pursuant to the share profit agreement, 40% of profits are distributable to MingZhong and 60% of profits are distributable to AS Sys. Although AS Sys and MingZhong had equal representation on the board of directors of AS SH, MingZhong had veto rights with regard to all Board resolutions. MingZhong was also in charge of the daily management of AS SH and AS SH’s general manager was nominated by MingZhong and appointed by the board of directors of AS SH. As such, the results of operations of AS SH and its balance sheet are not consolidated within AS Global and instead AS SH is presented as an equity method affiliate. Accordingly, the Company records 60% of the profit or loss of AS SH. As part of the acquisition by TIS in July 2007, TIS acquired the 0.82% minority interest of AS SH held by MingZhong and became the full owner of the shares of AS SH and the profit share agreement was canceled.

The Company has incurred cumulative net losses through December 31, 2006. The Company incurred net losses of $1,635 (US$1,065) and $433 during the years ended December 31, 2006 and 2005, respectively, and had negative working capital of $4,527 and an accumulated deficit of $8,833 (US$5,759) at December 31, 2006.

On July 6, 2007, 51% of the Company’s shares were acquired by Top Image Systems Ltd (hereinafter “TIS”), an Israeli data capture software developer whose shares are traded on the NASDAQ Stock Market and the Tel Aviv Stock Exchange (see note 11). Following the closing date of this acquisition, the Company established a $750 line of credit with its bank, with the amounts guaranteed by TIS. In addition, TIS has provided financial support to fund the day-to-day operations of the Company and its subsidiaries.

In the opinion of management, the Company will be able to pay its debts as they fall due. In forming this opinion, management has taken into account the unqualified commitment by TIS to provide financial support.

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operational existence for the foreseeable future. The validity of this assumption depends on the continued support of the holding company. The financial statements do not include any adjustments that would result if the holding company did not continue to provide financial support. If such support were not available it might not be appropriate to continue recording the assets and liabilities of the Company at the values set out in the balance sheet and, accordingly, adjustments might be required to write down the value of assets and recognize contingent and other liabilities.

In Thousands of Singapore and U.S. Dollars	Asiasoft Global Pte. Ltd.

Note 2 – Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”), applied on a consistent basis, as follows:

Method of consolidation

The AS Sin and AS Sys subsidiaries were previously held by the Company’s former majority shareholder and holding company. The investments in these subsidiaries were transferred to the Company in a legal reorganization and accounted for in a manner similar to a “pooling of interests” because the entities remained under the common control of the same ultimate holding company and there was no consideration paid for these transfers. Accordingly, no acquisition occurred and there was a continuation of the mutual sharing of risks and benefits by the holding company that existed prior to the reorganization. The accounting in a manner similar to a “pooling of interests” method recognizes the reorganization by accounting for the combined companies and businesses for all periods presented as though the separate companies and businesses were jointly owned and managed. The financial statements of the Group are the combination of all the financial statements of the companies in the Group. Intra-group balances and transactions, and any unrealized gains arising from intra-group transactions, are eliminated in preparing the financial statements. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment. Any difference between the amount recorded as share capital issued plus any additional consideration in the form of cash or other assets and the amount recorded for the share capital acquired are adjusted against equity. Expenditures incurred in relation to the legal reorganization are recognized as expenses in the period in which they are incurred.

ACME is consolidated by the Company from the date of acquisition of a controlling interest on November 1, 2006. The acquisition of ACME was accounted for by the “purchase method”. As discussed in Note 1, ACME has a negative equity balance, therefore, the Company did not share any losses with the minority interest during periods after its acquisition.

Estimations and assumptions in the financial statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The estimates and assumptions used are management’s best estimates based on experience and historical data, however, actual results could differ from these estimates.

In Thousands of Singapore and U.S. Dollars	Asiasoft Global Pte. Ltd.

Note 2 – Significant Accounting Policies (cont’d)

Financial statements in Singapore Dollars

The majority of the revenues of the Company and certain of its subsidiaries are generated in Singapore Dollars. In addition, a substantial portion of the Company’s costs are incurred in Singapore Dollars, and the majority of the Company’s financing is in Singapore Dollars. The Company’s management believes that the Singapore Dollar is the currency of the primary economic environment in which the Company and certain of its subsidiaries operate. Thus, the functional and reporting currency of the Company and certain of its subsidiaries are the Singapore Dollar.

When the local currency of a subsidiary is determined to be the functional currency, assets and liabilities are translated into Singapore Dollars using current exchange rates at the balance sheet date, and income and expense accounts are translated at average exchange rates in effect during the period. Translation of assets and liabilities at a current exchange rate results in periodic translation gains and losses that are recorded in shareholders’ equity as a component of other comprehensive income.

For convenience of the reader the balance sheet at December 31, 2006 and the statements of operations and cash flows for the year then ended have also been presented in US Dollars. The translation rate used was 1 Singapore Dollar per 0.652 US Dollar, being the rate for USD in effect on December 31, 2006 (http://www.oanda.com) No representation is made that the Singapore dollar amounts could have been, or could be converted into USD at that rate or any other certain rate on December 31, 2006.

Fair value of financial instruments

For financial instruments consisting of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities included in the Company’s consolidated financial statements, the carrying amounts are reasonable estimates of fair value due to their short maturities.

Cash and cash equivalents

The Company considers all highly liquid investments with original maturity of three months or less at date of purchase, to be cash equivalents.

In Thousands of Singapore and U.S. Dollars	Asiasoft Global Pte. Ltd.

Note 2 – Significant Accounting Policies (cont’d)

Doubtful accounts

The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management bases its determination on, among other factors, information available about the debtors’ financial situation, the volume of their operations and evaluation of the security received from them. Account balances are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2005 and 2006, $187 and $268 were provided as allowance for doubtful accounts, respectively.

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets as follows:

Furniture and equipment	5 years
Computers	3 years

Equity method investments in affiliates

The Company uses the equity method of accounting for its investments in and earnings or losses of affiliates that it does not control but over which it does exert significant influence. The Company discontinues applying the equity method when the investment is reduced to zero as a result of its share of losses exceeding the carrying amount of the investment, and does not provide for additional losses unless the Company has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.

The Company considers whether the fair values of any of its equity method investments have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. If the Company considered any such decline to be other than temporary, then a write-down would be recorded to estimated fair value. As of December 31, 2006, no such write-down was identified.

Leased assets

The costs of operating leases are charged to operations on a straight-line basis over the lease term.

Revenue recognition

The Company derives its revenues mainly from sales of third party products and services. Product revenues primarily include sales of software and related hardware. Revenues from services include mainly consulting, training and to lesser extent maintenance and support.

In Thousands of Singapore and U.S. Dollars	Asiasoft Global Pte. Ltd.

Note 2 – Significant Accounting Policies (cont’d)

Revenues on hardware shipped are recognized when title and risk of loss transfers, delivery has occurred, the price to the buyer is determinable and collectibility is reasonably assured.

The Company accounts for software sales in accordance with AICPA Statement of Position No. 97-2, “Software Revenue Recognition” (“SOP No. 97-2”), as amended by Statement of Position 98-9, “Modifications of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions”. SOP No. 97-2 generally requires revenues earned from software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements determined by the vendor’s specific objective evidence (“VSOE”) of fair value.

Revenues are recognized under the “residual method” when VSOE of fair value exists for all undelivered elements and when all SOP No. 97-2 criteria for revenue recognition are met. When VSOE of fair value does not exist for the undelivered elements, the entire outcome of the arrangement is recognized ratably over the service period, and when all SOP No. 97-2 criteria for revenue recognition are met.

Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectibility is probable.

Maintenance and support revenue is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance, support and services) included in multiple element arrangements is determined based on the price charged for the undelivered element when sold separately or renewed.

Deferred revenues mainly represent unearned amounts received under technical support and maintenance arrangements that are paid by customers and not yet recognized as revenues.

Cost of revenues

Cost of products consists of hardware and third party software cost, and cost of services consist of labor costs.

Where revenue has been deferred, the incremental direct costs of such transaction are deferred accordingly and are recognized as an expense in the periods in which the revenue is earned.

Research and development costs

Research and development costs are charged to the statement of operations as incurred. Statement of Financial Accounting Standards No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed” requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the products are ready for general release have been insignificant. Therefore, all research and development costs have been recorded as expenses.

In Thousands of Singapore and U.S. Dollars	Asiasoft Global Pte. Ltd.

Note 2 – Significant Accounting Policies (cont’d)

Government Grants

In 2005 and 2006 the Company recognized $324 and $77, respectively, in grants from various agencies of the Government of Singapore, which are included in operating cash flows. These grants provide funding for a portion of our software development projects. The grants are disbursed to us in connection with development activities carried out in Singapore, based on the amount of expenditures incurred, achievement of program milestones and certification of the costs incurred. The main condition attached to the grants is the completion of the project to which the grant relates. Grant income is only recognized once there is reasonable assurance that the Company will comply with conditions attached to the grant and the grant will be received.

We record grant income as a reduction of the expenses that the grants are intended to reimburse. The impact of grants recorded was a reduction to our research and development expenses in the respective periods.

Accounting for stock-based compensation

The Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”) on January 1, 2006. SFAS 123(R) requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R). The Company did not have any stock-based compensation prior to the adoption of SFAS 123(R).

Income taxes

The Company accounts for income taxes under SFAS No. 109 “Accounting for Income Taxes”. Under SFAS No. 109, deferred tax assets and liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses based on statutory tax rates applicable to the periods in which such deferred taxes will be realized. Deferred tax assets do not include future tax benefits for which the realization of the benefit is less than “more likely than not”. Valuation allowances are established for the entire deferred tax assets, if no deferred tax assets are expected to be realized, in accordance with SFAS No. 109.

Income tax benefit (expense) represents the tax for the period and the change during the period in deferred tax assets and liabilities. No income tax expense or benefit has been recorded by the Company and its subsidiaries due to history of losses and management believes that it is more likely than not that the deferred tax assets will not be realized.

In Thousands of Singapore and U.S. Dollars	Asiasoft Global Pte. Ltd.

Note 2 – Significant Accounting Policies (cont’d)

Long-lived assets

The Company accounts for long-lived assets under the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized to the extent that the carrying amount value exceeds its fair value.

Goodwill

Goodwill represents the excess of the costs over the fair value of net assets of businesses acquired. Under SFAS No. 142, goodwill is not amortized.

SFAS No. 142 requires goodwill to be tested for impairment at least annually, or between annual tests in certain circumstances, and written down when impaired. Goodwill attributable to one reporting unit is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using discounted cash flows. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital for each of the reportable units. As of December 31, 2006, no impairment indicators have been identified.

Note 3 – Recently Issued Accounting Pronouncements

1. In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. The Company is required to adopt the provisions of FIN 48 on January 1, 2008, with any cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is in the process of assessing the impact of adopting FIN 48 on its results of operations and financial position.

2. In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement. SFAS 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt Statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption.

In Thousands of Singapore and U.S. Dollars	Asiasoft Global Pte. Ltd.

Note 3 – Recently Issued Accounting Pronouncements (cont’d)

3. In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115, which permits entities to choose to measure many financial instruments at fair value. The Statement allows entities to achieve an offset accounting effect for certain changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions, and is expected to expand the use of fair value measurement consistent with the Board’s long-term objectives for financial instruments. This Statement is effective for fiscal years beginning after November 15, 2007.

4. In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements – an Amendment of ARB No. 51. SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance will become effective for the fiscal year beginning after December 15, 2008. The Company is in the process of evaluating the impact SFAS No. 160 will have on the Company’s financial statements upon adoption.

5. In December 2007, the FASB issued SFAS No. 141 (Revised), Business Combinations. SFAS No. 141 (Revised) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective for the fiscal year beginning after December 15, 2008. The Company is in the process of evaluating the impact SFAS No. 141 (Revised) will have on the Company’s financial statements upon adoption.

In Thousands of Singapore and U.S. Dollars	Asiasoft Global Pte. Ltd.

Note 4 – Property and Equipment, net

Property and equipment consist of the following:

	Furniture and equipment	Computers	Total

Cost
Balance at January 1, 2006	15	280		295
Additions as a result of acquisition
of a subsidiary	18	-		18
Other additions	2	14		16

Balance at December 31, 2006	35	294		329

Accumulated depreciation
Balance at January 1, 2006	14	273		287
Depreciation for the year	3	5		8

Balance at December 31, 2006	17	278		295

Property and equipment, net

Balance at December 31, 2006	18	16		34

			US$	22

Property and equipment, net

Balance at December 31, 2005	1	7		8

In Thousands of Singapore and U.S. Dollars	Asiasoft Global Pte. Ltd.

Note 5 – Investment in Affiliated Companies

The following is a breakdown of the investments in affiliated companies:

	December 31
	2006		2005

Cost		2,336	2,336
Share of accumulated losses		(763)	(847)
Share of accumulated other comprehensive losses		(179)	(104)

		1,394	1,385

	US$	909

The following is an aggregation of the condensed balance sheets of the Company’s affiliated companies:

	December 31
	2006	2005

Current assets	6,465	5,174
Fixed assets	291	211
Other assets	10	18
Current liabilities	4,248	3,540
Other liabilities	13	13
Shareholders equity	2,505	1,850

The following is an aggregation of the condensed statements of operations of the Company’s affiliated companies:

	December 31
	2006	2005

Revenues	16,951	13,909
Gross profits	3,189	3,099
Operating income	617	741
Net profit	762	497

Note 6 – Other Payables and Accrued Liabilities

	December 31
	2006		2005

Accrued liabilities		179	146
Deferred revenue		277	22
Other		94	16

		550	184

	US$	359

In Thousands of Singapore and U.S. Dollars	Asiasoft Global Pte. Ltd.

Note 7 – Commitments and Contingencies

Concentrations of credit risk

1.	Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash investments and trade accounts receivable. The Company maintains cash and cash equivalents mainly with Hong Kong and Shanghai Banking Corporation Limited in Singapore.

2.	Sales to single customers exceeding 10% of revenues :

	December 31
	2006	2005

Customer A	16%	-

Customer B	12%	*

Customer C	-	11%

* Less than 10%

Operating Leases

The Company has entered into operating lease agreements for the lease of offices in Singapore and Hong Kong, which expire on different dates in February 2009 and May 2008.

As of December 31, 2006, the future payments under non-cancelable leases are as follows:

2007	373
2008	330
2009	50

Total	753

Note 8 – Shareholders’ Deficit

A. Share based compensation

During 2006, PC Holding Pte Ltd (the “previous holding company”) restructured its holding position within its group of subsidiaries through the following transactions:

a. On October 5, 2006, Adept Holding Pte. Ltd., a subsidiary of the Company’s former holding company, transferred all of its shares in its wholly owned subsidiary, AS Sin, to AS Global, for no consideration.

b. On November 10, 2006, PC Asia Ltd, a subsidiary of the Company’s former holding company, transferred all of its shares in its wholly owned subsidiary, AS Sys, to AS Global, for no consideration.

In Thousands of Singapore and U.S. Dollars	Asiasoft Global Pte. Ltd.

Note 8 – Shareholders’ Deficit (cont’d)

c. The transfer of shares described above to AS Global, resulted in additional benefit to an AS Global shareholder who was a director and employee in the Company in the amount $ 1,149 (US$749). The shareholder paid to the Company an equity contribution for such benefit in the amount of $311 (US$203). The benefit above is presented net after deduction of such contribution. The benefit calculation and the basis of evaluation were determined based on the estimated fair market value of the shares according to the principals stipulated in SFAS 123(R). The fair market value of the shares were calculated based on the price determined in the sale of the Company’s share to TIS (see Note 11) of which agreement was signed in June 2007 and closing in the following month. During the period between the transfer of shares and the closing of the TIS transaction, there was no significant change in the Company’s business.

d. The Company did not have any stock-based compensation prior to the adoption of SFAS 123(R).

B. In years 2005 and 2006, the previous holding company paid most of the Company’s office leasing charges which amounted to $254 and $209 (US$136), respectively. These amounts were recorded as additional paid in capital.

C. During 2006, there was a 50:1 stock split on the outstanding shares, resulting in a total of 100 outstanding shares.

Note 9 – Income Taxes

A. Components of deferred income tax

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2006 and 2005 are presented below:

	December 31
	2006	2005

Net operating loss carryforwards	719	509
Allowances for bad debts	54	37

Total gross deferred tax asset	773	546

Less - valuation allowance	(773)	(546)

Total net deferred tax asset	-	-

The valuation allowance for deferred tax assets as of January 1, 2005 was $476. The net change in the total valuation allowance for each of the years ended December 31, 2006 and 2005, was an increase of $227 and $70, respectively. The net operating loss carryforwards of ACME as of November 1, 2006, the date of acquisition, resulted in a gross deferred tax asset of $186. The increase in the year ended December 31, 2006, includes a full valuation allowance for this amount as it is more likely than not that the Company will not realize such tax benefit. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. Based on the level of historical losses, management believes that it is more likely than not that the Company will not realize the tax benefits of these deductible differences.

In Thousands of Singapore and U.S. Dollars	Asiasoft Global Pte. Ltd.

Note 9 – Income Taxes (cont’d)

Subsequently recognized tax benefits related to the valuation allowance for deferred tax assets as of December 31, 2006, will be allocated as follows:

Income tax benefit that would be reported in the consolidated
statement of operations	595
Goodwill and intangible assets	178

Total	773

Income (loss) before income tax and minority interest in loss of a subsidiary consists of the following:

	December 31
	2006	2005

Singapore	(1,663)	(582)
Foreign	29	148

Total	(1,634)	(434)

A reconciliation of the expected tax expense (benefit) computed by applying the Singapore statutory tax rate of 20% for 2006 and 2005 to income (loss) before income taxes to income tax expense is as follows:

	December 31
	2006	2005

Income tax benefit computed at the Singapore statutory tax rate	(327)	(87)
Effect of tax rate of foreign subsidiaries	(1)	(4)
Effect of equity share in profits of affiliated companies	(4)	(39)
Non-deductible compensation expenses	230	-
Non-deductible holding-company costs	42	50
Change in valuation allowance, net of $186 related to ACME
acquisition as of November 1, 2006	41	70
Other items, net	19	10

Income tax expense	-	-

B. Tax rates and tax loss carry forwards

1.	The Company operates in Singapore and Hong Kong. The tax rates in these jurisdictions for the year ended December 31, 2006 and 2005 were 20% and 17.5%, respectively.

In Thousands of Singapore and U.S. Dollars	Asiasoft Global Pte. Ltd.

Note 9 – Income Taxes (cont’d)

2.	The Company has tax loss carry forwards of approximately $3,751 at December 31, 2006, which can be carried forward indefinitely. The carry forward losses applicable to each tax jurisdiction are as follows:

Tax jurisdiction	Rate	Amount

Singapore	20%	2,521
Hong Kong	17.5%	1,230

		3,751

Note 10 – Related Party Transactions

Generally, related parties comprise of principal shareholders (10% or more of the Company’s share capital) and their subsidiaries and affiliates as well as other affiliates of the Company.

a.	In prior years the Company received loans from its holding company and other related parties (Directors of the Company). These loans are interest free, unsecured and repayable on demand. As of December 31, 2006 and 2005, the outstanding loans amounted to $4,250 and $4,153, respectively.

b.	In years 2005 and 2006, the previous holding company paid part of the Company’s office leasing charges amounting to $254 and $209. These amounts were recorded to the additional paid in capital.

c.	As of December 31, 2006, the previous holding company supported the Company with a guarantee in the amount of $250 to the beneficiary of one of the Company’s vendors.

In Thousands of Singapore and U.S. Dollars	Asiasoft Global Pte. Ltd.

Note 11 – Subsequent Events

On July 6, 2007, 51% of the Company’s shares were acquired by TIS, an Israeli corporation whose shares are traded on the NASDAQ Stock Market and the Tel Aviv Stock Exchange. TIS also acquired the right to purchase the remaining 49% of the Company shares. In conjunction with this acquisition, the Company also acquired the 0.82% minority interest of AS SH held by MingZhong.

As part of the acquisition, an amount of $4,197 of the outstanding loans received from the previous shareholders was transferred as debts to TIS and waived. The remaining $53 of payables to related parties was waived by the directors of the Company. The following is an unaudited pro-forma condensed consolidated balance sheet which assumes the waivers above had been taken into consideration as at December 31, 2006 and 2005 respectively:

	December 31
	2006	2005
	Unaudited

Current assets	1,441	662
Property and equipment, net	34	8
Investment in affiliated companies	1,394	1,385
Goodwill and intangible assets	178	-

Total assets	3,047	2,055

Current liabilities	1,718	783

Total liabilities	1,718	783

Minority interest in equity of consolidated subsidiaries	1	-

Total shareholders equity	1,328	1,272

Total liabilities and shareholders equity	3,047	2,055